                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2004

                              -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                              -------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X]   Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-      .)

================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "assume", "believe", "consider", "depends", "estimate", "expect", "intend", "plan", "project" and similar expressions, or that certain events, actions or results "will", "may", "might", "should" or "could" occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following:

          - our ability to anticipate and respond to various competitive factors affecting the industry, including the 40 day suspension of acquisition of new subscribers and changes in the interconnection rates;

          - our expectations and estimates related to: interconnection fees; operating costs and expenditures; and other financial estimates;

          - the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading "Key Information-- Risk Factors" beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

         The Ministry of Information and Communication (MIC) announced the 2004-2005 interconnection rates on July 9, 2004. The new Mobile to Mobile interconnection rates are as follows:

                                                              (Unit: KRW/minute)

                 SKT             KTF             LGT
                -----           -----           -----
2003            41.02           47.99           52.89
2004            31.81           47.66           58.55
2005            31.19           46.70           54.98

     The interconnection rates were adjusted based on the original cost of individual operators under Long Run Incremental Cost (LRIC) method and the competitive market situation in the telecommunication service industry of Korea. The LRIC method is designed to calculate costs of interconnection of individual telecommunication service providers within a network using certain models called "bottom-up" and "top-down." The LRIC method was adopted by other countries such as the United States, the United Kingdom and Japan.

     The adjusted rates will be applied retroactively from January 1, 2004. We do not know exactly how the changed rates will affect the financial results of SK Telecom Co., Ltd. ("SKT", NYSE: SKM) in 2004. Assuming that the factors affecting the interconnection revenues and expenses such as call volumes and call patterns are the same as those of 2003, we estimate that the new rates will have negative impact on our operations in this year in the amount of 244 billion Won, consisting of 206 billion Won of revenue reduction and 38 billion Won of the increase in the interconnection expenses. The 38 billion Won increase in the interconnection expenses includes the expected increase in the land to mobile
(LM) interconnection expenses that SKT will have to pay to fixed-line service providers.

     We are currently reviewing the overall impact to our business of the changes in the regulatory environment and competition in the industry including the 40 day suspension of acquisition of new customers imposed by MIC on June 15, 2004 and the new interconnection rates. We are also analyzing the results for the first half of 2004 in view of such changes.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SK TELECOM CO., LTD.

                                        By: /s/ Sung Hae Cho
                                        --------------------------------
                                        Name: Sung Hae Cho
                                        Title: Vice President



Date: July 12, 2004